UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-3381

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Pep Boys Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia, PA  19132

Registrant’s telephone number, including area code (215) 430-9000

Notices and communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:

Bernard K. McElroy
Vice President - Chief Accounting Officer & Treasurer
The Pep Boys - Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA  19132

THE PEP BOYS SAVINGS PLAN

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, December 31, 2005 and 2004	4
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2005 and 2004	5
Notes to Financial Statements	6 - 11

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2005	12

SIGNATURES	13

EXHIBIT INDEX	14

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
The Pep Boys Savings Plan
Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 28, 2006

THE PEP BOYS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
PARTICIPANT-DIRECTED INVESTMENTS:
RVST Stable Capital Fund II	$35,939,633	$35,862,230
RVST Equity Index Fund II	25,516,712	25,029,357
Pep Boys Stock Fund	38,083,795	50,142,181
Fidelity Freedom 2010 Fund	8,096,452	7,484,137
Fidelity Freedom 2020 Fund	1,451,063	888,269
Fidelity Freedom 2030 Fund	1,246,075	796,067
Fidelity Freedom 2040 Fund	1,278,167	528,410
PIMCO Total Return Fund (Institutional Class)	3,378,176	3,026,990
RVS Small Company Index Fund (Class Y)	8,716,974	7,340,528
Templeton Foreign Fund (Class A)	4,560,469	3,265,112
Loans to participants	10,451,181	11,633,898
Total participant-directed investments	138,718,697	145,997,179

RECEIVABLES:
Participant contributions	—	6,360
Employer contribution	—	15,241
Total contributions receivable	—	21,601

CASH	748,502	—
Total Assets	139,467,199	146,018,780
LIABILITIES
Refundable contributions and earnings	307,750	212,921
Due to broker for securities purchased	403,364	—

NET ASSETS AVAILABLE FOR BENEFITS	$138,756,085	$145,805,859

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividend and interest income	$2,116,390	$1,762,570
Interest on loans	579,811	589,166
Total investment income	2,696,201	2,351,736
Contributions:
Participants	8,402,741	9,442,009
Employer	3,095,932	3,290,551
Total contributions	11,498,673	12,732,560
Total Additions	14,194,874	15,084,296

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Net realized and unrealized loss in fair value of investments	(3,399,953)	(11,812,816)
Distributions paid to participants	(17,874,282)	(16,718,814)
Earnings refund	(10,777)	(1,380)
Administrative income (expenses)	40,364	(45,927)
Total Deductions	(21,244,648)	(28,578,937)
NET DECREASE IN NET ASSETS
AVAILABLE FOR BENEFITS	(7,049,774)	(13,494,641)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	145,805,859	159,300,500
End of year	$138,756,085	$145,805,859

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

The information in these notes regarding The Pep Boys Savings Plan (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General

The Plan was established on September 1, 1987. The Plan provides a vehicle for participating Company employees to increase savings. The Plan is a defined contribution plan structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation

All employees of The Pep Boys - Manny, Moe & Jack and subsidiaries (the “Company”) who have attained both the age of 21 and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee’s anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

Funding

Contributions to the Plan are made by participants and the Company. Effective January 2004, participant’s contributions, made through salary reduction, may be any half percentage from 1% to 50% of their compensation up to the Internal Revenue Service (“IRS”) limit as defined by the Plan. Prior to January 2004, contribution elections were made in whole percentages from 1% to 50%. The Company contributes the lesser of 50% of the first 6% of the participant’s pre-tax contributions or a maximum 3% of the participant’s compensation. The Company’s matching contributions are invested in the same fund(s) and in the same proportion chosen by the participants for their contributions.

Participant contributions to the Plan, up to maximums of $14,000 and $13,000 during 2005 and 2004 respectively, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company’s contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan. The Plan was amended effective January 16, 2004 to allow active Plan participants who have attained the age of 50 by the end of the Plan year to exceed the maximum allowable contribution in effect for the tax year in which the contributions are to be made up to certain limits as defined by IRS regulations.

Benefit Payments

Lump sum distributions from the Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and withdrawals are processed on a daily basis.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are used to reduce the Plan’s future matching contributions. Forfeitures aggregated approximately $312,000 and $ 382,000 during 2005 and 2004, respectively. Unused forfeitures aggregated approximately $7,600 and $7,500 at December 31, 2005 and 2004, respectively.

Rollovers

Participants may at any time elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan. Participants do not have to satisfy the eligibility requirements to make a rollover.

Vesting

The Plan provides that the participant’s contributions are fully vested when made. The Company’s contribution for a particular year becomes vested if the participant is actively employed on the last business day of the Plan year (which ends December 31) or if the participant’s employment terminated due to death, disability or retirement prior to December 31.

Loan Provisions

Loans are made available to all Plan participant’s whose account value is $1,000 or more. Participants may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The $50,000 maximum may be reduced if the participant has another loan within one year of the date that such participant takes out the loan. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to a 30 year duration. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Participants may have up to two loans at one time and prepay loans in full at any time.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

Income Tax Status

The IRS has issued a determination letter (April 30, 2002) indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”). Accordingly, the Plan’s related trust is exempt from federal taxation under Section 501(a) of the Code. While the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no

provision for income taxes has been included in the Plan’s financial   statements.

Administration

All costs associated with administering the Plan are borne by the Company, except the loan administration fees and certain investment-related fees. The Plan is administered by an Administrative Committee of three employees of the Company. At December 31, 2005, the members of the Administrative Committee and their positions with the Company were:

Terry A. Winslow	Vice President — Human Resources
Harry F. Yanowitz	Senior Vice President — Chief Financial Officer
Bernard K. McElroy	Vice President — Chief Accounting Officer & Treasurer

At December 31, 2005, the Plan trustee was Ameriprise Trust Company (f/k/a American Express Trust Company).

Under the provisions of ERISA, all of the above are “parties-in-interest.”

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting for financial statement purposes in accordance with accounting principles generally accepted in the United States of America. The prior year realized and unrealized gains and losses in the fair value of the mutual funds and the Pep Boys stock fund have been aggregated on the statement of changes in net assets to conform to the current year presentation (see Note 3).

Distributions to Participants

Distributions requested by participants are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

Refundable Contributions and Earnings

The Plan is required to refund contributions received during the plan year in excess of the Code limits. Refundable contributions and earnings were $307,750 and $212,921 at December 31, 2005 and 2004, respectively.

Risks and Uncertainties

The Plan provides for investment options in mutual funds and common stock of the Company. Investment securities are exposed to various risks,

such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The loan fund is stated at cost plus accrued interest. Investments in all other funds are stated at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Plan trustee with respect to other securities.

Securities and investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned and are not separately reflected. Therefore, management fees and operating expenses are reflected as a reduction of investment return on such investments.

3. INVESTMENTS

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Pep Boys Stock Fund	$(6,337,719)	$(16,910,372)
Mutual Funds	2,937,766	5,097,556
	$(3,399,953)	$(11,812,816)

Participant contributions - Each participant, via the Internet or through an interactive voice response system, may direct that his/her contributions be invested in one or more of the following investment programs in half-percent (effective January 16, 2004) increments.

The prospectuses for these investment programs describe the funds as follows:

RVST STABLE CAPITAL FUND II

The Riversource Trust Stable Capital Fund II (f/k/a American Express Trust Stable Capital Fund II) is designed to provide the lowest risk of all ten investment funds. This fund’s goal is to preserve principal and income while maximizing current income. To meet this goal the fund invests primarily in stable value contracts, as well as short-term investments and the Riversource Trust Stable Capital Fund I (f/k/a American Express Trust Stable Capital Fund I), a stable value pooled fund.

RVST EQUITY INDEX FUND II

The Riversource Trust Equity Index Fund II (f/k/a American Express Trust Equity Index Fund II) seeks to achieve a rate of return as close as possible to the return of the Standard & Poor’s 500 Stock Index (S&P 500). To mirror this return, the fund invests primarily in some or all of the securities that make up the S&P 500. Because the S&P 500 contains many large, well-established companies, representing most major industries, this type of fund is less volatile than a growth fund like the RVS Small Company Index Fund (f/k/a AXP Small Company Index Fund) (Class Y) or Templeton Foreign Fund (Class A).

PEP BOYS STOCK FUND

The Pep Boys Stock Fund is invested primarily in the Company’s common stock and a small amount of short-term investments. This fund gives the participant the opportunity to acquire an ownership interest in the Company. The value of the amount invested in this fund will depend on the price of the stock at any given time and will tend to be more volatile. At December 31, 2005 and 2004, the Pep Boys Stock Fund held 2,516,607 shares (total value of $37,474,055 at $14.89 per share) and 2,871,266 shares (total value of $49,012,511 at $17.07 per share), respectively, of The Pep Boys - Manny, Moe & Jack common stock.

FIDELITY FREEDOM 2010 FUND

Fidelity Freedom 2010 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is less aggressive than the Freedom 2020,2030 and 2040.

FIDELITY FREEDOM 2020 FUND

Fidelity Freedom 2020 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is less aggressive than the Freedom 2030 and 2040 and more aggressive than the Freedom 2010.

FIDELITY FREEDOM 2030 FUND

Fidelity Freedom 2030 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is less aggressive than the Freedom 2040 and more aggressive than the Freedom 2010 and 2020.

FIDELITY FREEDOM 2040 FUND

Fidelity Freedom 2040 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is more aggressive than the Freedom 2010, 2020 and 2030.

PIMCO TOTAL RETURN FUND (Institutional Class)

PIMCO Total Return Fund is a portfolio of intermediate maturity bonds, and fixed income securities, typically with a majority in treasury and mortgage-backed bonds. The PIMCO Total Return Fund is of relatively low risk when compared to the other investment funds offered by the Plan.

RVS SMALL COMPANY INDEX FUND (Class Y)

The RVS Small Company Index Fund (f/k/a AXP Small Company Index Fund) attempts to mirror the return of the Standard & Poor’s Small Capitalization Stock Index (S&P Small Cap 600). To achieve this, the fund invests primarily in some or all of the securities that make up the S&P Small Cap 600. Because this fund invests in stocks of small companies, it is generally one of the most volatile of the Plan’s funds. At the same time, the potential for growth over the long term is one of the highest.

TEMPLETON FOREIGN FUND (Class A)

The Templeton Foreign Fund seeks long-term capital growth. To achieve this goal, the fund invests primarily in stocks and debt obligations of companies and governments outside the United States. Because this fund invests in foreign companies, it is one of the most volatile of the Plan’s funds. However, it should normally have higher returns over longer periods of time.

THE LOAN FUND

The Loan Fund is the cumulative balance of all participant loans outstanding. This fund is not a fund available to participants for investing purposes, but instead is a result of a participant utilizing the loan provision previously defined in an earlier section. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

4. FORM 5500

Certain items in the Plan’s financial statements are treated differently for tax purposes and reporting under the Plan’s Annual Return/Report of Employee Benefit Plan (“Form 5500”). At December 31, 2005, the following differences exist between financial and tax reporting:

	Plan Financial Statements	Plan Form 5500
Loans to participants	$10,451,181	$10,127,521
Dividend and interest income	2,116,390	658,437
Interest on loans	579,811	589,783
Net realized and unrealized loss	(3,399,953)	(1,942,000)
Earnings refund	(10,777)	—
Distributions paid to participants	(17,874,282)	(17,575,073)
Corrective distributions	—	(297,186)
Certain deemed distributions	—	(304,197)
Administrative income (expense)	40,364	—
Other income	—	40,364

THE PEP BOYS SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV
LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Identity of Issue	Description		Cost	Current Value
RVST Stable Capital Fund II	*Mutual Fund	1,920,776 shares	$33,483,255	$35,939,633
RVST Equity Index Fund II	*Mutual Fund	696,360 shares	21,038,500	25,516,712
Pep Boys Stock Fund
The Pep Boys — Manny, Moe and Jack Common Stock	*	2,516,607 shares	17,966,843	37,474,055
RVST Money Market I	*	160,756 shares	160,756	160,756
Principal cash	To purchase shares of RVST Money Market I after December 31, 2005		448,984	448,984
Fidelity Freedom 2010 Fund	Mutual Fund	576,235 shares	7,607,251	8,096,452
Fidelity Freedom 2020 Fund	Mutual Fund	98,396 shares	1,345,043	1,451,063
Fidelity Freedom 2030 Fund	Mutual Fund	82,956 shares	1,136,935	1,246,075
Fidelity Freedom 2040 Fund	Mutual Fund	144,741 shares	1,185,847	1,278,167
PIMCO Total Return Fund (Institutional Shares)	Mutual Fund	321,731 shares	3,444,134	3,378,176
RVS Small Company Index Fund (Class Y)	*Mutual Fund	1,035,270 shares	8,524,914	8,716,974
Templeton Foreign Fund (Class A)	Mutual Fund	359,658 shares	4,203,779	4,560,469
Loans to participants	*Interest rates of 5.00% to 10.50% maturing from 2005-2035		10,451,181	10,451,181
			$110,997,422	$138,718,697

*                    Indicates party-in-interest to the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE PEP BOYS SAVINGS PLAN

DATE: June 28, 2006	BY:	/s/ Bernard K. McElroy
Bernard K. McElroy
Chairman-
Administrative Committee

EXHIBIT INDEX

Exhibit No.	Item
23	Consent of Deloitte & Touche LLP